FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

MINCO GOLD CORPORATION

2772 1055 West Georgia Street

Vancouver British Columbia, Canada V6E 3R5

2.	Date of Material Change

November 13, 2013

3.	News Release

On November 12, 2013, Minco Gold Corporation (the “Company”) issued a news release through the facilities of Marketwire (the “News Release”).

4.	Summary of Material Change

Minco Gold provides a corporate update regarding the NYSE MKT LLC listing.

5.	Full Description of Material Change

See attached news release at Schedule “A” to this report.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Ken Cai
Chief Executive Officer

Telephone: (604) 688-8002

9.	Date of Report

November 13, 2013

Schedule “A”

TSX: MMM NYSE.MKT: MGH FSE: MI5
November 12, 2013

NEWS RELEASE

MINCO GOLD RECEIVES NOTIFICATION FROM THE NYSE MKT

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE.MKT:MGH/FSE:MI5) announced today that it has received notice from the NYSE MKT LLC (the "Exchange") that if the Company does not adequately address the low selling price of the Company's stock within a reasonable amount of time to the satisfaction of the Exchange, the Company will not satisfy the continued listing standards of the Exchange set forth in Section 1003(f)(v) of the NYSE MKT Company Guide (the "Company Guide"). The Company has not yet determined what action it will take in response to this notice.

There can be no assurance that the Company will be able to achieve compliance with the Exchange's continued listing standards within the required time frame. If the Company is not able to regain compliance with the continued listing standards within a reasonable time after the date of the notice, the Company may be subject to delisting procedures as set forth in the Company Guide.

About Minco Gold

Minco Gold Corporation (TSX:MMM/NYSE.MKT:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns a 51% equity interest in the Changkeng Gold Project through Guangdong Mingzhong Mining Co., Ltd ("Mingzhong"), the operating company for the Project.

The Company also owns a 100% interest in the Longnan projects with 10 exploration permits, located in Gansu Province, China; as well as 13 million shares (approx. 22.00%) of Minco Silver Corporation. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ellen Wei, CFO of the Company or Jennifer Trevitt, Corporate Secretary of the Company, at 1-888-288-8288 or (604)-688-8002 pr@mincogold.com